UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31877

Lehman ABS Corporation, on behalf of:

Corporate Backed Trust Certificates, Ford Motor Co. Debenture-Backed Series 2001-36 Trust

(Exact name of registrant as specified in its charter)

1271 Avenue of the Americas, New York, New York 10020 (646) 285-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporate Backed Trust Certificates, Ford Motor Co. Debenture-Backed Series 2001-36

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Corporate Backed Trust Certificates, Ford Motor Co. Debenture-Backed Series 2001-36 Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 2013	By:	/S/ Michael S. Leto
	Name:	Michael S. Leto
	Title:	Chief Financial Officer and Executive Vice President